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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549


                             SCHEDULE 13G


              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              OCTEL CORP.
--------------------------------------------------------------------------------
                            (Name of Issuer)

                       COMMON STOCK, $.01 VALUE PER SHARE
--------------------------------------------------------------------------------
                     (Title of Class of Securities)

                                    675727101
            --------------------------------------------------------
                                 (CUSIP Number)

                                  JULY 26, 2002
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /X/       Rule 13d-1(b)

   / /       Rule 13d-1(c)

   / /       Rule 13d-1(d)

                        (Continued on following page(s))

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CUSIP NO. 675727101
         --------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

          WHITE MOUNTAINS INSURANCE GROUP, LTD. (NO. 94-2708455)
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only



-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     Bermuda
-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         0
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              1,320,000*
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              0
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              1,320,000*
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,320,000*
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    11.1%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    HC, CO
-------------------------------------------------------------------------------

* The reporting person directly controls no shares of the common stock of Octel Corporation ("Octel Corp.") and indirectly controls, through various wholly-owned subsidiaries and certain of its employee benefit plans (as further described herein), 1,320,000 Octel Shares.

                                          2

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CUSIP NO. 909205106
         --------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     ONEBEACON ASSET MANAGEMENT COMPANY (NO. 04-6140276)
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only


-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         1,320,000**
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              0
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              1,320,000**
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              0
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,320,000**
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    11.1%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    IA, CO
-------------------------------------------------------------------------------

** The shares are beneficially owned by OneBeacon Insurance Company (802,500 shares), The Camden Fire Insurance Association (97,500 shares), Folksamerica Reinsurance Company (15,000 shares) and certain employee benefit plans sponsored by Folksamerica Reinsurance Company (25,000 shares) and OneBeacon Insurance Company (380,000 shares). Through an investment advisory agreement, OneBeacon Asset Management Company has sole voting and dispositive power over such shares.

                                  3

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ITEM 1.

     (a) Name of Issuer

         Octel Corp.
         --------------------------------------------------------------------
     (b) Address of Issuer's Principal Executive Offices

         Global House, Bailey Lane, M90 4AA, Manchester, United Kingdom
         --------------------------------------------------------------------

ITEM 2.
     (a) Name of Person Filing

         This statement is being filed by White Mountains Insurance Group, Ltd., a Bermuda corporation ("WMIG"), and OneBeacon Asset Management Company ("OBAM"), a Delaware corporation (collectively the "Filing Persons"). WMIG is a property and casualty insurance holding company and OBAM is a registered investment advisor.
         --------------------------------------------------------------------
     (b) Address of Principal Business Office or, if none, Residence

         The address of the principal executive office of WMIG is 80 South Main Street, Hanover, NH 03755. The address of the principal executive office of OBAM is 370 Church Street, Guilford, CT 06437.
         --------------------------------------------------------------------
     (c) Citizenship


         --------------------------------------------------------------------
     (d) Title of Class of Securities

         Common Stock ($.01 par value)
         --------------------------------------------------------------------
     (e) CUSIP Number

         675727101
         --------------------------------------------------------------------

                                       4

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ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) or
           240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

           (b) / /    Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c)

           (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

           (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e) /X/(1) An investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

           (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) /X/(2) A parent holding company or control person in accordance with Section  240.13d-1(b)(1)(ii)(G);

           (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 18 13);

           (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 1,320,000*** shares

           --------------------------------------------------------------------
          (b)  Percent of Class: 11.1%

           --------------------------------------------------------------------
          (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote

                        0
                  -------------------------------------------------------------
                  (ii)  Shared power to vote or to direct the vote

                        1,320,000**
                  -------------------------------------------------------------
                  (iii) Sole power to dispose or to direct the disposition of

                        0
                  -------------------------------------------------------------
                  (iv)  Shared power to dispose or to direct the disposition of

                        1,320,000***
                  -------------------------------------------------------------

         *** The reporting person directly controls no Octel Shares and indirectly controls, through various wholly-owned subsidiaries and certain of its employee benefit plans (as further described herein), 1,320,000 Octel Shares.

-------------------------

         (1) OBAM is filing as an investment advisor herein.

         (2) WMIG is filing as a parent holding company herein.

                                        5

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         OneBeacon Insurance Company, The Camden Fire Insurance Association and Folksamerica Reinsurance Company are insurance companies as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c). The employee benefit plans sponsored by Folksamerica Reinsurance Company and OneBeacon Insurance Company are employee benefit plans as defined in Section 240.13d-1(b)(1)(ii)(F).

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      6

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 5, 2002

                            WHITE MOUNTAINS INSURANCE GROUP, LTD.

                            by: /s/ J. Brian Palmer
                                ------------------------------------------------
                                Name: J. Brian Palmer
                                Title: Chief Accounting Officer

                            ONEBEACON ASSET MANAGEMENT COMPANY

                            by: /s/ Maribel C. Friend
                                -----------------------------------------
                                Name: Maribel C. Friend
                                Title: Chief Operating Officer

                                        7